[Weatherford Letterhead]
July 9, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re:	Weatherford International Ltd. Form 10-K Filed February 21, 2008 File No. 1-31339 Schedule 14A Filed March 18, 2008 File No. 1-31339
Ladies and Gentlemen:
     We have received your letter dated June 26, 2008 (the “Comment Letter”), addressed to Mr. Bernard J. Duroc-Danner, Chief Executive Officer of Weatherford International Ltd. (“Weatherford”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) pertaining to (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-31339) filed with the SEC on February 21, 2008 and (b) our Proxy Statement on Schedule 14A (File No. 1-31339) filed with the SEC on March 18, 2008.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
General
1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Our response. We will comply with the following comments in all future filings. Our responses below provide examples of disclosure we intend to use.

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Form 10-K filed February 21, 2008
Risk Factors, page 12
2.	In future filings, revise the headings of your risk factors to include the actual risk discussed.

Our response. We will revise the headings of our risk factors in future filings to include the actual risk discussed. The following chart shows the headings as presented in our 2007 10-K and as we intend to present them in future filings.

2007 10-K	Proposed future filings
Foreign Operations	We have significant operations that would be adversely impacted in the event of war, political disruption, civil disturbance, economic and legal sanctions or changes in global trade policies.
U.S. Government and Internal Investigations	We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties.
Currency Exposure	Our significant operations in foreign countries expose us to currency fluctuation risks.
Litigation and Environmental Exposure	Uninsured claims and litigation could adversely impact our results.
Industry Exposure	Customer credit risks could result in losses.
Credit Markets Exposure	The capital financing necessary to fund growth may not be available to us at economic rates.
Terrorism Exposure	A terrorist attack could have a material adverse effect on our business.
Tax Exposure	Changes in tax laws could adversely impact our results.
Insurance	Uninsured judgments or a rise in insurance premiums could adversely impact our results.
Bermuda Governance Risks	Because we are a Bermuda exempted company, it may be more difficult for you to enforce judgments against us or our directors and executive officers.

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

Schedule 14A filed March 18, 2008
Executive Compensation, page 17
Annual Performance Compensation, page 21
3.	Please confirm that in your 2008 executive compensation disclosure, you will provide a discussion and analysis of how you determined the amounts of the discretionary cash awards given to your executive officers as “incentives for each executive officer’s continuing and future service and performance” even though you failed to meet your performance targets. See Item 402(b)(1)(v) of Regulation S-K. Further, if you consider these payments as 2007 compensation, please explain why such payments were not included in your 2007 summary compensation table.

Our response. In our 2008 executive compensation disclosure, we will provide the requested discussion regarding the 2008 discretionary cash awards to our executive officers. The following is an example of the disclosure we intend to use. We do not consider these payments as 2007 compensation.

In February 2008, the Compensation Committee determined and recommended that discretionary cash awards be granted to each executive officer as an incentive for each executive officer’s continuing and future service and performance and in recognition of the increased breadth and depth of their individual responsibilities and duties. The Compensation Committee took special note of the fact that the Company has over the recent past reduced the number of executive officers and has redistributed the duties and responsibilities to the current executive officers. The discretionary cash awards granted to Messrs, Duroc-Danner, Becnel, Martin, Morley and Ferguson were $3 million, $525,000, $500,000, $475,000 and $400,000, respectively. In addition, the Compensation Committee also reviewed the cash component of the total compensation of each executive officer and compared this amount to the cash component of the executive officers in the focused peer group. When compared to the 2008 cash compensation of chief executive officers in the focused peer group, Mr. Duroc-Danner’s total cash compensation (including the discretionary cash award) was above the 75th percentile. With regard to our other named executive officers, the 2008 total cash component was on average around the 50th percentile.

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2008

     If you have any further comments, please contact the undersigned by telephone at (713) 693-4178 or by fax at (713) 693-4484. We thank you in advance for your prompt consideration of our responses.

Very truly yours, WEATHERFORD INTERNATIONAL LTD.
By:	/s/ Burt M. Martin
Burt M. Martin
Senior Vice President and General Counsel

cc:	John Madison, SEC Anne Nguyen Parker, SEC